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                                             [EXHIBIT 17]

LAVELLE - STUBBERUD & ASSOCIATES, P.C.
LAURA STUBBERUD
700 South Third Street
Las Vegas, Nevada 89101
(702) 382-6711

WOLF POPPER LLP
STEPHEN D. OBSTREICH
WALLACE A. SHOWMAN
845 Third Avenue
New York, New York 10022
(212) 759 4600

Attorneys for Plaintiff

                          UNITED STATES DISTRICT COURT

                               DISTRICT OF NEVADA

------------------------------x
                              :
MARJORIE COLLINS,             :
                              :
                  Plaintiff,  :     CA No. CV-S-97-00104-PMP(RLH)
                              :
            vs.               :
                              :     CLASS ACTION COMPLAINT
BETTE B. ANDERSON, RAND V.    :
ARASKOG, NOLAN D. ARCHIBALD,  :
ROBERT A. BOWMAN, ROBERT A.   :
BURNETT, PAUL G. KIRK, JR.,   :
EDWARD C. MEYER, BENJAMIN F.  :
PAYTON, VIN WEBER, MARGITA E. :
WHITE, KENDRICK R. WILSON III,:
and ITT CORP.,                :
                              :
                  Defendants. :
------------------------------x

      Plaintiff, by her undersigned attorneys, alleges for her Complaint, upon information and belief, except for paragraph 4 hereof, which is alleged upon personal knowledge, as follows:

                              NATURE OF THE ACTION

      1. On January 27, 1997, Hilton Hotels Corp. ("Hilton") announced that it will commence a tender offer for the stock of defendant ITT Corp. ("ITT" or the "Company") at $55 per share, representing a 25 percent premium over the closing trading price of ITT common stock on Friday, January 24, 1997, the last trading day before Hilton's announcement. This action is brought to forestall any effort by ITT to manipulate or otherwise subvert the process of corporate


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democracy by amending ITT's by-laws or taking any other action to frustrate the proxy contest that Hilton is preparing to conduct to replace the ITT Board of Directors in order to facilitate the tender offer. This action also seeks injunctive relief enjoining defendants from summarily rejecting the offer without giving it fair consideration, becoming fully informed as to the fairness of the offer and taking all steps necessary to maximize shareholder value; requiring ITT to dismantle its takeover defenses, including its "poison pill;" and a declaratory judgment that ITT does not have standing to institute an action under the federal antitrust laws to block or impede Hilton's tender offer and that, in any event, the consummation of that offer would not violate such laws.

                             JURISDICTION AND VENUE

      2. This Court has jurisdiction over this action pursuant to 28 U.S.C. ss. 1331, 1332(a) and 1337, and 15 U.S.C. ss.ss. 4 and 26.

      3. Venue is appropriate in this District under 28 U.S.C. ss. 1391(b) and
(c) and 15 U.S.C. ss.ss. 15, 22 and 26.

                                     PARTIES

      4. Plaintiff is and at all relevant times has been the owner of shares of common stock of ITT. Further, plaintiff is a resident of the State of Vermont.

      5. Defendant ITT is a corporation duly organized and existing under the laws of the State of Nevada. It maintains its principal executive offices at 1330 Avenue of the Americas, New York, New York 10019. ITT, through its subsidiaries, operates hospitality, gaming, entertainment and information service businesses through "ITT Sheraton Corp.," "Ciga S.p.A.," "Caesars World, Inc." and "Madison Square Garden, L.P." ITT conducts its information service business through "ITT World Directories" and "ITT Educational Services, Inc."

      6. Defendant Rand V. Araskog ("Araskog") is the Chairman of the Board of Directors and Chief Executive Officer of ITT. According to

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the Company's Proxy Statement dated March 28, 1996, Araskog received compensation from ITT in the amount of $10,375,575 during fiscal year 1995.

      7. Defendant Robert A. Bowman ("Bowman") is President, Chief Operating Officer, and a director of ITT. According to the Company's Proxy Statement dated March 28, 1996, Bowman received compensation from ITT in the amount of $3,264,955 during fiscal year 1995.

      8. Defendants Bette B. Anderson, Nolan D. Archibald, Robert A. Burnett, Paul G. Kirk, Jr., Edward C. Meyer, Benjamin F. Payton, Vin Weber, Margita E. White, and Kendrick R. Wilson III are directors of ITT.

      9. According to the Company's Proxy Statement dated March 28, 1996, members of the Board of Directors, except for Mssrs. Araskog and Bowman, receive an annual retainer fee or $48,000 payable in restricted shares of ITT common stock, and an annual retainer fee of $18,000 if he/she also serves on the Board of Directors of ITT Educational Services, Inc. Further, ITT maintains an unfunded retirement plan. The benefits of which are payable upon retirement from the Board at or after age 65 after completing at least five years of service on the Board. Under the plan, ITT has agreed to pay non-employee directors Anderson, Archibald, Burnett, Kirk, Meyer, Payton and White accrued benefits due them which have a total value of $1,331,000 in the aggregate. In addition, each non-employee director receives a fee of $1,000 for each meeting of the Board of Directors attended and a $1,000 fee for each Committee meeting attended.

      10. Each of the defendant directors receive annual compensation from ITT and has a personal and financial interest in thwarting any threat to the continued incumbency and control of ITT's current management, in derogation of their fiduciary duties.

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      11. The defendants named in paragraphs 6-8 above are hereinafter referred to as the "Individual Defendants." According to the Company's Proxy Statement dated March 28, 1996, ITT's directors and officers owned beneficially approximately 4,465,739 shares or 3.8% of the Company's common stock.

                            CLASS ACTION ALLEGATIONS

      12. Plaintiff brings this action on behalf of herself and as a class action, pursuant to Rule 23(b)(2) of the Federal Rules of Civil Procedure, on behalf of all stockholders of ITT (except defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein (the "Class").

      13. This action is properly maintainable as a class action.

      14. The Class is so numerous that joinder of all members is impracticable. While the exact number of class members is unknown to plaintiff at this time and can only be ascertained through appropriate discovery, there are more than 116 million shares of ITT common stock outstanding held approximately by tens of thousands of shareholders of record. The holders of these shares are believed to be geographically dispersed throughout the United States. ITT's stock is listed and actively traded on the New York Stock Exchange.

      15. The parties opposing the Class have acted or refused to act on grounds generally applicable to the Class, thereby making appropriate final injunctive relief or corresponding declaratory relief with respect to the Class as a whole. Plaintiff and the Class have a common and undivided interest in obtaining the injunctive and declaratory relief requested herein.


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      16. There are questions of law and fact which are common to members of the
Class and which predominate over questions affecting only individual members.
The common questions, include, inter alia, the following:

      (a) whether defendants are unlawfully impeding acquisition offers and potential offers at the expense of ITT's public stockholders;

      (b) whether defendants have failed and will fail to negotiate in good faith with prospective purchasers of the Company;

      (c) whether defendants have engaged and are continuing to engage in a plan and scheme to entrench themselves at the expense of ITT's public stockholders, and/or to unfairly obtain for themselves the benefits and business of the Company;

      (d) whether defendants have amended or will amend ITT's by-laws to impede the effective exercise of the stockholder franchise in connection with the election of directors at the 1997 annual meeting of ITT shareholders;

      (e) whether defendants will honor any nomination for the election of directors by Hilton at the 1997 annual meeting of ITT shareholders;

      (f) whether defendants have increased or will increase the size of ITT's board at or before its 1997 annual meeting;

      (g) whether defendants have delayed or will delay ITT's 1997 annual meeting beyond May 14, 1997;

      (h) whether defendants have refused or will refuse to redeem ITT's "poison pill" and to make the provisions of the Nevada Control Share Acquisition and Business Combination Statutes inapplicable to Hilton's tender offer for ITT stock;

      (i) whether defendants lack standing to institute an action seeking to enjoin the Hilton tender offer under any theory of federal antitrust law; and

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      (j) whether plaintiffs and the other members of the Class would be irreparably damaged were the defendants not enjoined from continuing in the conduct described in this action.

      17. Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff has no interest that is adverse or antagonistic to the interests of the Class.

      18. Plaintiff is committed to the vigorous prosecution of this action and has retained counsel competent and experienced in litigation of this nature. Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

                             SUBSTANTIVE ALLEGATIONS

The Tender Offer

      19. In the last quarter of 1996, Hilton contacted one of ITT's principal financial advisors to determine whether ITT would be interested in pursuing a business combination with Hilton. The ITT advisor reported back that ITT had no interest in pursuing such a combination.

      20. On January 27, 1997, Hilton announced its intention to commence a tender offer pursuant to which Hilton is seeking to acquire 50.1 percent of the outstanding shares of ITT stock at $55 per share. Upon consummation of the tender offer, Hilton intends to acquire the remaining shares of ITT in a second step merger in which ITT shareholders will receive $55 in Hilton stock for each ITT share that they own.

      21. The tender offer represents a 28 percent premium over the $42 7/8 closing price of ITT's common stock the prior business day. Further, Hilton announced that with ITT's cooperation, it may raise its bid after reviewing ITT's internal books.

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      22. In response to the tender offer, ITT common stock rose $14 3/4 to $58
1/2, rising above the $55 per share buyout price. ITT's stock price has remained at this general level.

      23. The fact that the market price closed and has remained above the tender offer price indicates that the market believes that either Hilton or another company will pay even more than $55 per share to acquire ITT.

      24. Hilton's bid represents a highly attractive option to ITT shareholders inasmuch as ITT has struggled with declining earnings and net income. For the Company's fourth quarter ended December 31, 1996, earnings fell 2.9 percent. Net income fell to $66 million or $0.57 per share from 1995 fourth quarter pro form net income of $68 million or $0.59 per share. In addition, the $55 per share tender offer is more than twice the Company's present book value ($26.19) and four times greater than the book value that the stock reached in fiscal 1995 ($13.69).

      25. In addition to the high offering price, ITT can be expected to benefit from a business combination with a strategic bidder like Hilton, since great cost savings could be realized from combined operations. Indeed, Hilton cited potential cost savings from the acquisition of more than $100 million annually. Hilton further stated that a "substantial" part of ITT's planned $3 billion-plus capital expenditure and expansion program would be unneeded because of "the complementary asset base of the combined companies."

      26. In response to this lucrative offer, ITT announced that it would make a recommendation to its shareholders within ten days. However, ITT has already indicated its refusal of the tender offer by rebuffing Hilton's approach late last year. Further, Hilton President and Chief Executive Officer Stephen Bollenbach stated that he called defendant Araskog on January 27, 1997, but Araskog didn't return the call.

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      27. The Hilton tender offer and second-step merger cannot be consummated unless the ITT Board -- voluntarily or by direction of a court -- removes or makes inapplicable various anti-takeover devices, including ITT's "poison pill" and the provisions of Nevada Rev. Statutes ss.ss. 78.378 et seq. and 78.411 et seq.

      28. In light of ITT's prior rejection of Hilton's attempt to explore a business combination with ITT, and defendant Araskog's refusal to speak with Hilton President Stephen Bollenbach, the current ITT Board cannot be expected to facilitate Hilton's tender offer and second-step merger, but can be expected, instead, to maintain ITT's anti-takeover devices in place and actively oppose and resist any such acquisition. For this reason, Hilton announced that it is preparing to conduct a proxy contest to replace the current members of the ITT Board of Directors with individuals nominated by Hilton, who will run on a platform to sell ITT to Hilton, subject to their fiduciary duties to ITT shareholders.

ITT's By-Laws

      29. Section 2.2 of ITT's Amended and Restated By-Laws
provides that "[t]he number of Directors which shall constitute the whole Board shall be such as from time to time shall be determined by resolution adopted by a majority of the entire Board, but the number shall not be less than one nor more than twenty-five...." Section 2.2 further provides that "[a]ny stockholder entitled to vote for the election of Directors may nominate a person or persons for election as Directors only if written notice of such stockholder's intent to make such nomination is given ... 90 days in advance of the anniversary date of the immediately preceding annual meeting." Section 2.2 does not provide any mechanism for shareholders to supplement their written notice of intention to nominate a director in the event that the ITT Board votes to increase the size of the ITT Board after the time to provide such notice purportedly has lapsed. ITT's former corporate

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parent has publicly acknowledged that the "Board of Directors of [ITT] may be able to prevent any shareholder from obtaining majority representation on the Board of Directors by increasing the size of the board and filling the newly created directorships with its own nominees."

      30. The 1996 annual meeting of ITT shareholders was held on May 14, 1996, when ITT's stockholders elected eleven directors to the ITT Board to serve until their successors are elected at the next annual meeting. Under ITT's by-laws, Hilton must give written notice of its intention to nominate persons for election as directors on or before February 13, 1997, which Hilton has announced that it is prepared to do.

      31. The foregoing actions taken by defendants are without merit, serve no legitimate business purpose, are not in the best interests of the shareholders of ITT, are intended to and do entrench management and the defendants in their current lucrative positions with ITT, and are not intended to, and will not maximize shareholder value.

      32. ITT's Board also has a duty to enter into negotiations regarding possible approval of the bid by Hilton and to consider alternatives to the Hilton bid, including the solicitation of higher bids from other offerors.

                             FIRST CLAIM FOR RELIEF

                           (Breach of Fiduciary Duty)

      33. Plaintiff repeats and realleges the allegations set forth above as if fully set forth at length herein.

      34. The directors of ITT have breached, and unless enjoined, will continue to breach their fiduciary duties to plaintiff and members of the Class by rejecting Hilton's bid, by failing to open negotiations with Hilton and by taking other actions which serve only the interests of management and defendants in entrenching themselves at the expense of the shareholders of ITT. The directors have a duty to

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negotiate in good faith with Hilton and to consider any alternatives to the
Hilton proposal which may maximize shareholder values, including the possible solicitation of alternative bids.

      35. Unless the defendants are enjoined, plaintiff and the Class will suffer irreparable harm.

      36. Plaintiff and the Class have no adequate remedy at law.

                             SECOND CLAIM FOR RELIEF

                               (Injunctive Relief)

      37. Plaintiff repeats and realleges the allegations set forth above as if fully set forth at length herein.

      38. ITT and its directors are prohibited by Nevada law from amending ITT's by-laws in any manner or taking any other action that would have the purpose or effect or impeding the effective exercise of the stockholder franchise in connection with the election of directors.

      39. Under the ITT by-laws, Hilton may nominate directors for election at the next annual meeting of ITT if they give written notice of their intention to do so on or before February 13, 1997. Such annual meeting would, in the ordinary course, proceed on or about May 14, 1997, i.e., approximately one year after the May 14, 1997 annual meeting of ITT shareholders. Unless the ITT Board adopts a resolution changing the size of the ITT Board, ITT shareholders would be asked to elect eleven individuals to the ITT Board at such annual meeting.

      40. Hilton announced that it intended to nominate directors for election at the 1997 annual meeting of ITT shareholders in accordance with the Amended and Restated By-Laws of ITT.

      41. Any effort by ITT or the ITT Board: (a) to amend ITT's by-laws in any way that would impede the effective exercise of the stockholder franchise in connection with the 1997 annual meeting; (b) to materially delay the conduct of the 1997 annual meeting; or (c) to

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enlarge the size of the ITT Board in order to preserve the position of the incumbent directors as a majority would be illegal.

      42. Plaintiff and the Class have no adequate remedy at law.

                             THIRD CLAIM FOR RELIEF

                               (Injunctive Relief)

      43. Plaintiff repeats and realleges the allegations set forth above as if fully set forth at length herein.

      44. ITT has a number of anti-takeover provisions in place, such as its shareholders' "rights plan," better known as "poison pill." In the event that a third-party like Hilton acquires 15 percent or more of ITT's shares, the "poison pill" enables all ITT shareholders other than the third-party to purchase ITT preferred shares at a 50 percent discount from market value. ITT's former corporate parent has publicly acknowledged that the "poison pill" "may render an unsolicited takeover of [ITT] more difficult or less likely to occur or might prevent such a takeover, even though such takeover may offer [ITT's] shareholders the opportunity to sell their stock at prices above the prevailing market rate and may be favored by a majority of the shareholders of [ITT]."

      45. The purpose of ITT's "poison pill" is to make hostile bids for the Company unduly expensive. In some circumstances, such "poison pill" plans may deter unfair offers. Here, however, where a bidder has made an all-cash offer at a substantial premium over market price, negotiations with the bidder regarding redemption of the "poison pill" and a possible higher acquisition price should be initiated without delay by the Board of ITT, which owes the public shareholders of ITT an unwavering duty of care and loyalty. These duties prohibit the directors from unjustifiably blocking corporate opportunities which may maximize shareholder values by taking the actions they have taken.

      46. ITT also has the anti-takeover protections of Nevada Rev. Statutes ss.ss. 78.378 et seq. (the "Control Share Acquisition Statute") and Nevada Rev. Statutes ss.ss. 78.411 et seq. (the "Business

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Combination Statute"). ITT's former corporate parent has publicly acknowledged that the Control Share Acquisition and Business Combination Statutes "may delay or make more difficult acquisitions or changes of control of [ITT]", "may have the effect of preventing changes in the management of [ITT]," and "could make it more difficult to accomplish these transactions which [ITT] shareholders may otherwise deem to be in their best interests."

      47. Under the Control Share Acquisition Statute, a third-party like Hilton that acquires a "controlling interest" in the shares of ITT cannot vote those share unless: (a) such voting rights are conferred by a majority vote of the disinterested shareholders of the corporation; or (b) the ITT Board adopts a by-law opting out of the coverage of the Statute, something that the ITT Board has not done.

      48. Under the Business Combination Statute, a third-party like Hilton that acquires 10% or more of the voting power of ITT's stock cannot engage in a business combination with ITT for three years unless the acquisition of the shares or the business combination is approved by the ITT Board in advance.

      49. The effect of ITT's anti-takeover devices is to frustrate and impede the ability of ITT shareholders to decide for themselves whether they wish to receive the benefits of the Hilton tender offer and proposed second-step merger. These devices unreasonably and inequitably frustrate and impede the ability of Hilton to consummate its offer and merger proposal. The failure of ITT and its board to redeem the ITT "poison pill," to adopt a by-law opting out of the Control Share Acquisition Statute, and to adopt a resolution approving the Hilton tender offer for purposes of the Business Combination Statute is clearly a breach of their fiduciary duties and thus a violation of Nevada law.

      50. Plaintiff and the Class have no adequate remedy at law.

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                             FOURTH CLAIM FOR RELIEF

                              (Declaratory Relief)

      51. Plaintiff repeats and realleges the allegations set forth above as if fully set forth at length herein.

      52. Hilton and ITT, through their respective subsidiaries, compete in the hotel and gaming businesses. ITT has described these businesses as "highly competitive" in its Form 10-K filing with the Securities and Exchange Commission for the fiscal year ended December 31, 1995.

      53. As part of its overall strategy to prevent its shareholders from considering the Hilton tender offer, there is a real and immediate threat that ITT will allege that it has standing under the federal antitrust laws to file an action to enjoin Hilton's tender offer.

      54. ITT does not have standing to pursue an action to enjoin the consummation of the Hilton tender offer under any antitrust theory because the consummation of the offer would not cause ITT injury of the type that the antitrust laws are intended to redress. If ITT had standing, the threatened action would be without merit because an acquisition of ITT by Hilton would not substantially lessen competition or tend to create a monopoly in any line of commerce.

      55. By reason of the foregoing, an actual controversy exists between plaintiff and ITT regarding whether ITT has standing to pursue an injunction against the Hilton tender offer under the federal antitrust laws and whether consummation of that offer would violate such laws.

      56. Pursuant to 28 U.S.C. ss. 2201, plaintiff and Class members are entitled to declaratory relief from this Court.

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      WHEREFORE, plaintiff demands judgment as follows:

      A. Declaring this action to be a proper class action pursuant to Rule 23(b)(2) of the Federal Rules of Civil Procedure;

      B. Enjoining defendants from amending ITT's by-laws to in any way impede the effective exercise of the stockholder franchise in connection with the election of directors at the 1997 annual meeting of ITT shareholders;

      C. Requiring defendants to honor any nomination for the election of directors by Hilton at the 1997 annual meeting of ITT shareholders;

      D. Enjoining defendants from increasing the size of ITT's board at or before its 1997 annual meeting or, in the alternative, requiring defendants to give Hilton an opportunity to supplement their written notice of intention to nominate individuals for election of directors in the event that defendants does increase the size of ITT's board;

      E. Enjoining defendants from delaying ITT's 1997 annual meeting beyond May 14, 1997;

      F. Enjoining defendants from refusing to redeem ITT's "poison pill" and refusing to make the provisions of the Nevada Control Share Acquisition and Business Combination Statutes inapplicable to Hilton's tender offer for ITT stock;

      G. Declaring that defendants lack standing and may not institute an action seeking to enjoin the Hilton tender offer under any theory of federal antitrust law;

      H. Declaring that the consummation of the Hilton tender offer for ITT stock will not substantially lessen competition or tend to create a monopoly in any line of commerce;

      I. Ordering defendants to cooperate fully with Hilton, or any person or entity having a bona fide interest in proposing any

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transaction which would maximize shareholder value including but not limited to, a buyout or takeover of the Company;

      J. Ordering defendants to undertake an appropriate evaluation of the Company as a merger/acquisition candidate;

      K. Ordering defendants to take all appropriate steps to enhance the Company's value and attractiveness of a merger/acquisition candidate;

      L. Ordering defendants to take all appropriate steps to effectively expose the Company to the marketplace in an effort to create an active auction for ITT;

      M. Ordering defendants to act independently so that the interests of ITT's public stockholders will be protected;

      N. Ordering defendants to adequately ensure that no conflicts of interest exist between the individual defendants' own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of ITT's public stockholders.

      O. Awarding plaintiff the costs and disbursements of the action, including a reasonable allowance for plaintiff's attorneys' and experts' fees; and

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      P. Granting such other and further relief as the Court may deem just and proper.

Dated:  January 28, 1997

                                        LAVELLE - STUBBERUD & ASSOCIATES,
                                        P.C.


                                        By:  /s/ Laura Stubberud
                                             ------------------------------
                                                LAURA STUBBERUD, ESQ.

                                        700 South Third Street
                                        Las Vegas, Nevada 89101
                                        (702) 384-6711

                                        Attorneys for Plaintiffs

OF COUNSEL:

WOLF POPPER LLP
STEPHEN D. OBSTREICH
WALLACE A. SHOWMAN
845 Third Avenue
New York, New York 10022
(212) 759-4600